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                             April 9, 2024

       William Heissenbuttel
       President and Chief Executive Officer
       Royal Gold, Inc.
       1144 15th Street, Suite 2500
       Denver, CO 80202

                                                        Re: Royal Gold, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 10-K/A for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-13357

       Dear William Heissenbuttel:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K/A for the Fiscal Year Ended December 31, 2023

       Item 2. Properties, page 4

   1. We note your disclosure on page 4 stating that SK 1300 does not permit the substitution of resources or reserves
prepared under another regime. However the mineral resource and mineral reserve summary
tables beginning on page 9, and the mineral resource and
                                                        mineral reserve tables
included with your individual property disclosure, with the
                                                        exception of certain
properties, have been prepared under other mineral reporting regimes, and are not compliant
with SK 1300.

                                                        Absent SK 1300
compliant mineral resources and mineral reserves, the
                                                        accommodations under
Item 1303(a)(3) and 1304(a)(2) of Regulation S-K for royalty and streaming companies
permit the omission of information, including mineral resources and mineral reserves. These
accommodations do not permit the substitution of mineral
                                                        resources and mineral
reserves prepared under other mineral reporting regimes. Please revise to remove
resources and reserves from your filing that are not SK 1300 compliant.

                                                        Please ensure all
mineral resources and mineral reserves in your filing are presented
 William Heissenbuttel
Royal Gold, Inc.
April 9, 2024
Page 2
         corresponding to your fiscal year end, and include the point of reference, consistent with the requirements of Item 1303(b)(3) and Item 1304(d)(1) of Regulation S-K.
2. We note your disclosure on page 4 with respect to internal controls as they relate to mineral resource and mineral reserve reporting. In a separate section of your filing please provide the disclosure required by Item 1305 of Regulation S-K. We understand that you do not prepare estimates of mineral resources and reserves, however your disclosure on page 4 states that, in your view, these estimates are material to investors. Further we note these numbers, although provided by other operators, are used in accounting estimates such as impairment and depreciation analyses, as noted on page 76 of your Form 10-K filed February 15, 2024. As a royalty and streaming company this disclosure may include verification procedures or other analytical means that your company uses to track and report mineral resources and mineral reserves.

         Nonetheless, if these or similar processes are not in place include a statement to this affect in this section of your filing.
3. We note your disclosure of aggregate annual production for all properties. Item
         1303(b)(2)(iv) of Regulation S-K requires a registrant with a royalty or similar economic interest to provide only the portion of production that led to royalty or other incomes for each of the three most recently completed years. Please tell us if the production numbers presented in the table reflect the portion of production that led to royalty or other income and, if not, revise to comply with the instruction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. If you have questions regarding comments on mining operations, please contact John Coleman at 202-551-
3610 or Craig Arakawa at 202-551-3650.



FirstName LastNameWilliam Heissenbuttel                         Sincerely,
Comapany NameRoyal Gold, Inc.
                                                                Division of
Corporation Finance
April 9, 2024 Page 2                                            Office of Real
Estate & Construction
FirstName LastName